<SUBMISSION>

<TYPE> SC 13G/A

<DOCUMENT-COUNT> 1

<GROUP-MEMBERS> American Financial Group, Inc.

Carl H. Lindner

Carl H. Lindner III

S. Craig Lindner

Keith E. Lindner

<SROS> NASD

<SUBMISSION-CONTACT>

<NAME> KARL J. GRAFE, ESQ.

<PHONE> 513-579-2540

</SUBMISSION-CONTACT>

24:

</NOTIFY-INTERNET>

<FILER>

<CIK> 0001042046

<CCC> fsxiv$b3

</FILER>

<SUBJECT-COMPANY>

<CIK> 0001011632

<IRS-NUMBER> 04-3126919

<NAME> Peritus Software Services, Inc.

</SUBJECT-COMPANY>

<DOCUMENT>

<TYPE> SC 13G/A

<TEXT>

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

---------------

SCHEDULE 13G

(Rule 13d-102)

(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

Peritus Software Services, Inc.

-------------------------------------------------------------------

(Name of Issuer)

Common Stock, $.01 par value

-------------------------------------------------------------------

(Title of Class of Securities)

714006103

-------------------------------------------------------------------

(CUSIP Number)

James C. Kennedy, Esq.

One East Fourth Street

Cincinnati, Ohio 45202

(513) 579-2538

-------------------------------------------------------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 30, 2000

----------------------------------------------------------------------

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ X / Rule 13d-1(b)

/ / Rule 13d-1(c)

/ / Rule 13d-1(d)

Page 1 of 6 Pages


CUSIP NO. 714006103 13G Page 2 of 6 Pages

1 NAME OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

American Financial Group, Inc. 31-1544320

Carl H. Lindner

Carl H. Lindner III

S. Craig Lindner

Keith E. Lindner

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

(b) [ ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio Corporation

United States Citizens

5 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

WITH:

SOLE VOTING POWER

    - -
  6 SHARED VOTING POWER
    - -
  7 SOLE DISPOSITIVE POWER
    - -
  8 SHARED DISPOSITIVE POWER
    - -
  9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

    - -
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)

EXCLUDES CERTAIN SHARES* [ ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0%

12 TYPE OF REPORTING PERSON*

CO

IN


CUSIP NO. 714006103 13G Page 3 of 6 Pages

Item 1(a). Name of Issuer.

Peritus Software Services, Inc.

Item 1(b). Address of Issuer's Principal Executive Office.

112 Turnpike Road, Westborough, Massachusetts 01581

Item 2(a). Name of Person Filing.

American Financial Group, Inc.

Carl H. Lindner

Carl H. Lindner III

S. Craig Lindner

Keith E. Lindner

Item 2(b). Address of Principal Business Office or, if None,

Residence.

One East Fourth Street, Cincinnati, Ohio 45202

Item 2(c). Citizenship.

Ohio Corporation

United States Citizens

Item 2(d). Title of Class of Securities.

Common Stock, $.01 par value

Item 2(e). Cusip Number.

714006103

Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4. Ownership.

(a) Amount Beneficially Owned: 0

(b) Percentage of Class: 0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: none

(ii) Shared power to vote or direct the vote: none

(iii) Sole power to dispose or direct the

disposition of: none

(iv) Shared power to dispose or direct the

disposition of: none


CUSIP NO. 714006103 13G Page 4 of 6 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2000 AMERICAN FINANCIAL GROUP, INC.

By: James C. Kennedy

James C. Kennedy, Vice President

Deputy General Counsel and

Secretary

AMERICAN FINANCIAL CORPORATION

By: James C. Kennedy

James C. Kennedy, Vice President

Deputy General Counsel and

Secretary

Carl H. Lindner*

Carl H. Lindner

Carl H. Lindner III*

Carl H. Lindner III

S. Craig Lindner*

S. Craig Lindner

Keith E. Lindner*

Keith E. Lindner

James C. Kennedy

*By James C. Kennedy, Attorney-in-Fact


CUSIP NO. 714006103 13G Page 5 of 6 Pages

POWERS OF ATTORNEY

I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) or 16(a) of the Securities and Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/ Carl H. Lindner

Carl H. Lindner

I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) or 16(a) of the Securities and Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/ Carl H. Lindner III

Carl H. Lindner III

I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) or 16(a) of the Securities and Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/ S. Craig Lindner

S. Craig Lindner


CUSIP NO. 714006103 13G Page 6 of 6 Pages

I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) or 16(a) of the Securities and Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/ Keith E. Lindner

Keith E. Lindner

</TEXT>

</DOCUMENT>

</SUBMISSION>